

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2018

Jeffrey G. Lamothe
Chief Financial Officer
Aptevo Therapeutics Inc.
2401 4th Avenue, Suite 1050
Seattle, Washington 98121

   Re: Aptevo Therapeutics Inc.
     Form 10-K for Fiscal Year Ended December 31, 2017
     Filed March 13, 2018
     File No. 001-37746

Dear Mr. Lamothe:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Division of Corporation Finance
               Office of Healthcare & Insurance